Exhibit 107
The prospectus to which this Exhibit is attached is a final prospectus for the related offerings. The combined maximum aggregate offering price for the offerings is $13,444,300.00 (comprised of (i) $10,826,600.00 maximum aggregate offering price with respect to notes linked to the Common Stock of Generac Holdings Inc. and (ii) $2,617,700.00 maximum aggregate offering price with respect to notes linked to the Common Stock of Texas Instruments Incorporated).